**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**FORM 8-K**
**CURRENT REPORT**
**Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)                                                   **February 17, 2009**

# AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

| **Virginia** | **0-12820** | **54-1284688** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **628 Main Street, Danville, VA** | **24541** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code 434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
o          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
o          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
o          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 8.01 Other Events**
On February 16, 2009, American National Bankshares declared a quarterly cash dividend of $0.23 per share of common stock.  The dividend is payable March 20, 2009, to shareholders of record on March 6, 2009.

**Item 9.01 Financial Statements and Exhibits**
(d) Exhibits:
99.1 News Release

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2009                          /s/ Charles H. Majors
                                                                  President and Chief Executive Officer